

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Via e-mail
Peter Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

> **Re:** **The Chemours Company**
> **Amendment No. 3 to Form 10-12B**
> **Filed May 13, 2015**
> **File No. 001-36794**

Dear Mr. Mester:

We have reviewed the above-captioned filing and have the following comments.

Exhibit 99.1

General

1. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Combined Financial Statements, page 49

2. We note your response to comment 6 of our letter dated May 5, 2015. Please disclose the fact that your pro forma financial statements do not reflect any changes in the functional currencies of certain of your newly created foreign entities.

Notes E and F, page 52

3. Please better explain how you have established $200 million of cash and cash equivalents. In this regard, we note your statement in Note F that you have not retained any cash as a result of the financing transactions.

4. Please separately present the inflows and outflows of the financing transactions you have reflected in Note F. In doing so, please better explain the nature of the "distribution in-kind of 2015 Notes."

<u>Notes G and I, page 53</u>

5. Please better explain the determination of the $57 million adjustment to accumulated other comprehensive income discussed in Note G, as well the $26 million adjustment to other comprehensive income discussed in Note I. In this regard, we note a $57 million adjustment reflected on your pro forma balance sheet.

<u>Financial Statements, page F-1</u>

<u>Combined Balance Sheets, page F-4</u>

6. Please revise your unaudited pro forma footnote reference to say "Note 3."

<u>Note 21: Subsequent Events, page F-38</u>

7. Please expand your disclosures to indicate whether the date through which subsequent events were evaluated is the date the financial statements were issued or the date the financial statements were available to be issued as required by ASC 855-10-50-1.

You may contact Dale Welcome at (202)551-3865 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Brandon Van Dyke (*via e-mail*)
        Skadden, Arps, Slate, Meagher & Flom LLP